# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnera Corporation, CIK 0000041719
CUSIP: 55939A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy,, Ste 300,, Charlotte,, North Carolina (NC), 28269
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 2,760,000; shared voting power 0; sole dispositive power 2,760,000; shared dispositive power 0; aggregate amount beneficially owned 2,760,000 (7.7% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Magnera Corporation
Address of issuer's principal executive offices: 9335 Harris Corners Pkwy, Ste 300, Charlotte, North Carolina 28269

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Newtyn Management, LLC, a New York limited liability company (the "Reporting Person"). The Reporting Person is the investment manager to Newtyn TE Partners, LP, a Delaware limited partnership ("NTE"), and Newtyn Partners, LP, a Delaware limited partnership ("NP"). As of March 31, 2026, NTE held 1,757,147 shares of common stock (the "Common Stock") of Magnera Corporation (the "Issuer") and NP held 1,002,853 shares of Common Stock of the Issuer. The Reporting Person, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of March 31, 2026, the Reporting Person may be deemed to beneficially own the 2,760,000 shares of Common Stock of the Issuer held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 35.9 million shares of Common Stock issued and outstanding as of February 5, 2026, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2026.
Address of principal business office or, if none, residence: The address for the Reporting Person is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: The Reporting Person is organized under the laws of the State of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,760,000
Percent of class: 7.7 %
Sole power to vote or to direct the vote: 2,760,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,760,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (05/15/2026)